
13001496

ORIGINAL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 001-34155

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Savings Bank, F.S.B. Employees' Savings & Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Savings Financial Group, Inc.
501 East Lewis & Clark Parkway
Clarksville, Indiana 47129

REQUIRED INFORMATION

1. Financial Statements.

2. Supplemental Schedule.

   Schedule H, line 4i -- Schedule of Assets (Held at End of Year) at December 31, 2012

3. Exhibits.

   Exhibit 23: Consent of Independent Registered Accounting Firm

   Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FINANCIAL STATEMENTS

FIRST SAVINGS BANK, FSB
EMPLOYEES' SAVINGS & PROFIT
SHARING PLAN -
CLARKSVILLE, INDIANA

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

YEARS ENDED
DECEMBER 31, 2012 AND 2011

FIRST SAVINGS BANK, FSB EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

CONTENTS

* All other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



KNOWLEDGE FOR TODAY . VISION FOR TOMORROW

222 EAST MARKET STREET, P.O. BOX 1407, NEW ALBANY, INDIANA 47150 • PHONE: 812.945.2311 • FAX: 812.945.2603

Report of Independent Registered Public Accounting Firm

Compensation Committee
First Savings Bank, FSB Employees' Savings & Profit Sharing Plan
Clarksville, Indiana

We have audited the accompanying statements of net assets available for benefits of the **First Savings Bank, FSB Employees' Savings & Profit Sharing Plan** as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the **First Savings Bank, FSB Employees' Savings & Profit Sharing Plan** as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States). In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Monroe Shine + Co., Inc.
New Albany, Indiana
June 19, 2013

FIRST SAVINGS BANK, FSB
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2012 AND 2011

	2012	2011
Investments, at fair value:		
First Savings Financial Group unitized common stock fund	$ 2,767,854	$ 2,228,354
Short-term investment funds	605,186	591,209
Common/collective funds	3,066,299	2,217,752
Total investments	6,439,339	5,037,315
Contributions receivable:		
Employee	-	11,461
Employer	-	9,074
Total contributions receivable	-	20,535
Total Assets	6,439,339	5,057,850
Net Assets Available for Benefits	$ 6,439,339	$ 5,057,850

See notes to financial statements.

FIRST SAVINGS BANK, FSB
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Additions to net assets attributed to:		
Investment income:		
Interest on short-term investment funds	$ 1,713	$ 2,306
Dividends on common stock	52,981	-
Net appreciation in fair value of investments	665,987	280,779
	720,681	283,085
Contributions:		
Employer	313,186	268,477
Participant	446,540	384,289
Participant rollovers	35,097	19,875
	794,823	672,641
Other income	-	1,227
Total additions	1,515,504	956,953
Deductions from net assets attributed to:		
Benefits paid to participants	98,421	1,127,340
Administrative expenses	35,594	30,879
Total deductions	134,015	1,158,219
Net Increase (Decrease)	1,381,489	(201,266)
Net assets available for benefits:		
Beginning of year	5,057,850	5,259,116
End of Year	$ 6,439,339	$ 5,057,850

See notes to financial statements.

(1) DESCRIPTION OF PLAN

The following description of the **First Savings Bank, FSB Employees' Savings & Profit Sharing Plan** provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan, established by First Savings Bank, FSB (Bank), a wholly-owned subsidiary of First Savings Financial Group, Inc. (Company), covering substantially all employees of the Bank who have completed one year of service (minimum of 1,000 hours) and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may make salary deferrals up to 100% of eligible compensation, as defined in the plan document, subject to limitations imposed by Internal Revenue Code (IRC) regulations. Eligible participants are also permitted to make special pre-tax catch-up contributions in accordance with IRC regulations and contributions representing distributions from other qualified defined benefit or contribution plans. The Company made safe harbor matching contributions equal to 100% of the first 5% of eligible compensation that each participant contributed to the Plan for the years ended December 31, 2012 and 2011. Company contributions may also include additional discretionary employer profit sharing contributions as determined annually by the Compensation Committee. No discretionary employer profit sharing contributions were made for 2012 or 2011.

Participant Accounts

Each participant's account is credited with participant salary deferrals, Company contributions and an allocation of plan earnings, and charged with an allocation of plan losses and applicable administrative expenses. Allocations are based on participant compensation or account balances, as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participants direct the investment of their salary deferral contributions and the Company's contributions into various investment options offered by the Plan. Participants may change their investment elections at any time.

Vesting

Participants are immediately 100% vested in their salary deferral contributions and all Company contributions, plus actual earnings thereon.

Payment of Benefits

On termination of service due to death, disability, retirement or other reasons, participants may receive a lump sum or partial lump sum distribution in an amount up to the value of their vested account balance. Separated participants with vested account balances exceeding $1,000 may elect to defer benefits until reaching normal retirement age.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan reports its interests in fully benefit-responsive investment contracts at fair value in the statements of net assets available for benefits. In addition, any material difference between the fair value of these investments and their contract value is presented as a separate adjustment line in the statements of net assets available for benefits. Management has determined that the estimated fair value of the Plan's investment contract approximates its contract value. Accordingly, the statements of net assets available for benefits reflect no adjustment for the difference between net assets at fair value and net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. See Note 8 for additional discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Some administrative expenses are paid by the Bank and some are paid by the Plan. Those that were paid by the Plan are reflected in the accompanying financial statements.

Employees of the Bank perform certain administrative functions for the Plan. Neither the Bank nor its employees receive compensation from the Plan.

Payment of Benefits

Benefits are recorded when paid.

(2 – continued)

Subsequent Events

Plan management has evaluated events and transactions for potential recognition and disclosure through the date the financial statements were issued. Effective June 1, 2013, the Plan changed trustees from Reliance Trust Company to Pentegra Trust Company.

(3) INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2012 and 2011.

	2012	2011
First Savings Financial Group unitized common stock fund 146,766 and 137,163 units in unitized common stock fund, respectively	$ 2,767,854	$ 2,228,354
SSGA Short-Term Investment Fund 604,099 and 590,319 units in short-term investment fund, respectively	604,099	590,319
SSGA Target Retirement 2025 Fund 42,129 and 40,769 units in common/collective fund, respectively	600,761	508,058
SSGA Target Retirement 2045 Fund 35,080 and 29,116 units in common/collective fund, respectively	492,629	352,163

During 2012 and 2011, the Plan's investments appreciated in value as follows, including gains and losses on investments bought and sold, as well as held during the year:

	2012	2011
Unitized common stock fund	$ 332,056	$ 258,624
Common/collective funds	333,931	22,155
	$ 665,987	$ 280,779

(4) RELATED PARTY TRANSACTIONS

The Plan invests in shares of Company common stock through the unitized common stock fund, and the Bank is the plan sponsor as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transction rules of ERISA.

At December 31, 2012 and 2011, the Plan held 132,664 and 125,553 shares of Company common stock through the unitized common stock fund, respectively. The Plan received $52,981 in dividends on Company common stock for the year ended December 31, 2012. No dividends were received on Company common stock for the year ended December 31, 2011. During 2012 and 2011, the Plan purchased 7,111 and 9,120 shares of Company common stock in the open market through the unitized stock fund having a value of $129,175 and $153,832, respectively. During 2012 the Plan sold no shares of Company common stock in the open market through the unitized common stock fund. During 2011 the Plan sold 12,474 shares of Company common stock in the open market through the unitized common stock fund for total proceeds of $195,848.

(5) PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contribution accounts.

(6) INCOME TAX STATUS

The Plan is based on a non-standardized prototype plan which has received a favorable opinion letter from the Internal Revenue Service dated March 31, 2008, that the non-standardized prototype plan is designed in accordance with applicable sections of the IRC. The plan administrator has not separately applied for a determination letter from the Internal Revenue Service. Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's tax counsel believe that the Plan is designed in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

The Plan has implemented the accounting guidance for uncertainty in income taxes under the provisions of Financial Account Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, *Income Taxes*. Under that guidance, tax positions are recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the taxing authorities. As of December 31, 2012, the Plan has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Plan is not currently being examined and the Plan's management believes its tax-exempt status would be upheld under examination. Plan management believes the Plan is no longer subject to income tax examination for years prior to 2009.

(7) RISKS AND UNCERTAINTIES

The Plan invests in common stock, short-term investment funds and various common/collective funds. The investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with the investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Participants should refer to the Company's annual and quarterly financial statements filed with the Securities and Exchange Commission (Form 10-K and Form 10-Q) regarding risks associated with Company stock.

(8) FAIR VALUE MEASUREMENTS

FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC Topic 820 are described as follows.

Level 1: Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted market price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

Level 2: Inputs to the valuation methodology include quoted market prices for similar assets or liabilities in active markets; inputs to the valuation methodology include quoted market prices for identical or similar assets or liabilities in markets that are not active; or inputs to the valuation methodology that are derived principally from or can be corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

FIRST SAVINGS BANK, FSB
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2012 AND 2011

(8 – continued)

The following table presents the balances of the Plan's investments within the fair value hierarchy measured at fair value as of December 31, 2012 and 2011:

	Level 1	**Level 2**	**Level 3**	**Total**
December 31, 2012:				
Unitized common stock fund	$ 2,767,854	$ -	$ -	$ 2,767,854
Short-term investment funds	-	605,186	-	605,186
Common/collective funds:				
Bond funds	-	184,560	-	184,560
Asset allocation funds	-	393,807	-	393,807
Equity funds	-	939,061	-	939,061
Target retirement funds	-	1,419,842	-	1,419,842
Fixed income funds	-	129,029	-	129,029
Total common/collective funds	-	3,066,299	-	3,066,299
Total investments	$ 2,767,854	$ 3,671,485	$ -	$ 6,439,339
December 31, 2011:				
Unitized common stock fund	$ 2,228,354	$ -	$ -	$ 2,228,354
Short-term investment funds	-	591,209	-	591,209
Common/collective funds:				
Bond funds	-	118,874	-	118,874
Asset allocation funds	-	312,213	-	312,213
Equity funds	-	706,521	-	706,521
Target retirement funds	-	1,036,022	-	1,036,022
Fixed income funds	-	44,122	-	44,122
Total common/collective funds	-	2,217,752	-	2,217,752
Total investments	$ 2,228,354	$ 2,808,961	$ -	$ 5,037,315

Fair value is based upon quoted market prices, where available (Level 1). If quoted market prices are not available, fair value is obtained from third parties that primarily use, as inputs, observable market-based parameters or a matrix pricing model (Level 2). Level 3 inputs are only used when Level 1 or Level 2 inputs are not available.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation techniques and related inputs used for assets measured at fair value during the years ended December 31, 2012 and 2011.

(8 – continued)

Unitized Common Stock Fund

The First Savings Financial Group, Inc. unitized common stock fund includes shares of Company common stock valued at quoted market prices, and a nominal amount of cash and cash equivalents to provide liquidity for participant directed transactions. The unitized common stock fund's holdings consisted of the following at December 31, 2012 and 2011:

	2012	2011
Shares of Company common stock	132,664	125,553
Quoted market price at December 31	$ 19.49	$ 16.92
Fair value of Company common stock	$ 2,585,621	$ 2,124,357
Cash, cash equivalents and receivables	182,233	103,997
Unitized common stock fund fair market value	$ 2,767,854	$ 2,228,354

Short-Term Investment Funds and Common/Collective Funds

Investments in short-term investment funds and common/collective funds are valued at the fair value of the assets underlying the funds.

The fair value methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(9) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the decrease in net assets available for benefits per the financial statements to Schedule H of Form 5500 for the year ended December 31, 2011:

Net decrease in net assets available for benefits per the financial statements	$ (201,266)
Contributions receivable not reported on Form 5500 at December 31, 2010	10,036
Net decrease in net assets available for benefits per Schedule H of Form 5500	$ (191,230)

SUPPLEMENTAL SCHEDULE

FIRST SAVINGS BANK, FSB
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER (EIN): 35-0309764, PLAN NUMBER (PN): 002
DECEMBER 31, 2012

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
*	First Savings Financial Group common stock	Unitized common stock fund	$ 2,767,854
	SSGA Short-Term Investment Fund	Short-term investment fund	604,099
	SSGA Government Short Term Investment Fund	Short-term investment fund	1,087
	SSGA Passive Bond Market Index Fund	Common/collective fund	159,003
	SSGA Aggressive Strategic Balanced Fund	Common/collective fund	38,082
	SSGA Moderate Strategic Balanced Fund	Common/collective fund	221,849
	SSGA Conservative Strategic Balanced Fund	Common/collective fund	133,876
	SSGA Daily EAFE Index Fund	Common/collective fund	277,433
	SSGA US Long Term Treasury Index Fund	Common/collective fund	25,557
	SSGA NASDAQ 100 Fund	Common/collective fund	102,478
	SSGA Target Retirement 2015 Fund	Common/collective fund	135,387
	SSGA Target Retirement 2025 Fund	Common/collective fund	600,761
	SSGA Target Retirement 2035 Fund	Common/collective fund	169,775
	SSGA Target Retirement 2045 Fund	Common/collective fund	492,629
	SSGA Russell 2000 Index Fund	Common/collective fund	73,844
	SSGA S & P 500 Flagship Index Fund	Common/collective fund	81,687
	SSGA S&P 500 Growth Fund	Common/collective fund	148,596
	SSGA S&P Value Index Fund	Common/collective fund	50,642
	SSGA S&P MidCap Index Fund	Common/collective fund	180,635
	SSGA REIT Index Fund	Common/collective fund	23,747
	Invesco Stable Value Fund	Common/collective fund	129,028
	SSGA Target Retirement 2050 Fund	Common/collective fund	1,541
	SSGA Target Retirement 2030 Fund	Common/collective fund	4,783
	SSGA Target Retirement 2020 Fund	Common/collective fund	11,021
	SSGA Target Retirement 2010 Fund	Common/collective fund	794
	SSGA Target Retirement Income Fund	Common/collective fund	3,151
			$ 6,439,339

* Denotes party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: June 20, 2013

First Savings Bank, F.S.B. Employees' Savings & Profit Sharing Plan



John P. Lawson, Jr.
Plan Administrator

Consent of Independent Registered Public Accounting Firm

KNOWLEDGE FOR TODAY . . . VISION FOR TOMORROW
222 EAST MARKET STREET, P.O. BOX 1407, NEW ALBANY, INDIANA 47150 • PHONE: 812.945.2311 • FAX: 812.945.2603

We consent to the incorporation by reference in First Savings Financial Group, Inc.'s Registration Statements on Form S-8 (File Nos. 333-154417 and 333-166430) of our report dated June 19, 2013 contained in this Annual Report on Form 11-K of First Savings Bank, F.S.B. Employees' Savings & Profit Sharing Plan for the year ended December 31, 2012.

Monroe Shine & Co., Inc.

New Albany, Indiana
June 19, 2013